Exhibit 99.1

Bitdeer Announces March 2026 Production and Operations Update

April 15, 2026

Monthly Highlights

●	Bitcoin: Production increased 480% Y/Y to 661 Bitcoin

●	SEALMINERs: SEALMINER A4 series officially launched with efficiency reaches to ~9.45 J/T

●	Colocation: Continued management focus on colocation lease agreements, with Tydal, Norway site in negotiations

●	AI Cloud: Demonstrating strong M/M performance in ARR and utilization rates

Key Metrics Summary

Global Energy Capacity	Self-Mining Hash Rate	Self-Owned Rigs	BTC Mined	AI Cloud ARR	Colocation AI Data Center
3.0 GW	69.5 (EH/s)	225K	661	~$43M	Tydal, Norway in negotiations

SINGAPORE, April 15, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI and Bitcoin mining infrastructure, today announced its unaudited operations updates for March 2026.

Management Commentary

“This month marks a pivotal milestone in our company’s evolution. Driven by accelerating demand from AI customers, our AI cloud business achieved approximately $43 million in ARR, a 105% increase month over month. This momentum underscores both the scale of the market opportunity and our ability to execute effectively in delivering high-performance AI infrastructure.” said Matt Kong, Chief Business Officer of Bitdeer. “In parallel, our Bitcoin mining operations achieved ~70 EH/s, an 504% increase year over year. This achievement reflects our continued operational excellence and disciplined execution of our vertical integration strategy. Importantly, we are in negotiations with potential tenants regarding our colocation AI data center in Tydal, Norway, and we expect to close these agreements in the near term. These potential contracts further increase our revenue streams and reinforce the profitability of our growth.” Matt Kong continued, “Looking ahead, we remain confident that demand for AI infrastructure will continue to grow. With our expanding capacity, proven execution, and clear strategic direction, we expect our AI cloud revenue to further accelerate in the coming months.”

Crypto Mining Update:

CRYPTO Mining, R&D, Manufacturing:

●	Self-Mined 661 Bitcoins, an increase of approximately 480% year over year. March mining was impacted by seasonal factors in Norway and Bhutan; we expect continued strong momentum in our mining results over the coming months.

●	Self-mining hash rate reached ~70 EH/s.

●	Bitdeer expects self-mining hash rate to continue to grow for the next several months.

●	SEALMINER A4 series officially launched with efficiency reaching to 9.45 J/T in early April 2026.

Key Crypto Metrics:

Metric	March 2026	February 2026	March 2025
Hash Rate Metrics:
Self-Mining (Operated in self-owned datacenters)	65.1	63.8	11.5
Self-Mining (Operated in 3rd parties’ datacenters)	4.4	4.2	-
Other Proprietary Hash Rate	1.4	2.1	0.6
Hosting	7.2	9.0	12.1
Total Hash Rate under Mgmt.[1] (EH/s)	78.1	79.1	24.2

Mining Rig Metrics:
Self-owned[2]	225,000	232,000	97,000
Hosted	37,000	44,000	78,000
Total Mining Rigs under Mgmt.	262,000	276,000	175,000

BTC Metrics
BTC Mined (Self-Mining only)	661	705	114
BTC Held[3]	31	51	1,156

[1]	Total hash rate under management as of March 31, 2026 across Bitdeer’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

Self-mining (Operated in self-owned datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in self-owned datacenters, enabling the company to directly capture the high appreciation potential of cryptocurrency.

Self-mining (Operated in 3rd parties datacenter) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in third-party datacenters, enabling the company to directly capture the high appreciation potential of cryptocurrency.

Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[2]	Self-owned mining machines are for Bitdeer’s self-mining business and Cloud Hash Rate business.

[3]	Bitcoins held does not include Bitcoins from customer deposits, but does include Bitcoins that are pledged as collateral by us.

SEALMINER Manufacturing Metrics:

Mining Rig Model (EH/s)	Stage	March 2026	February 2026
SEALMINER A4	In final assembly	0.1	-
SEALMINER A3	In final assembly	0.8	4.6
	Ready for shipping	4.7	0.4
	In transit	1.9	0.7
	Cumulative A3 Deployed	12.1	11.4
SEALMINER A2	In final assembly	0.5	1.0
	Ready for shipping	2.9	2.1
	In transit	5.8	1.4
	Cumulative A2 external sales	8.2	8.1
	Cumulative A2 Deployed	49.5	48.4
SEALMINER A1	Cumulative A1 Deployed	4.2	4.2
3rd Party Miners	Cumulative Deployed	5.1	6.1
Total Proprietary Hash Rate	Deployed	70.9	70.1

Bitdeer AI Update:

Colocation AI Data Center:

●	Bitdeer is in negotiations with potential colocation tenants for Tydal, Norway and remains in active dialogue in Clarington, Ohio and various other sites.

AI Cloud Key Metrics: (as of 3/31/2026):

Metric	March 2026	February 2026
GPU Amount Deployed	2,128	2,096
GPU Types	H100, H200, B200, GB200	H100, H200, B200, GB200
Utilization Rate	94%	64%
GPUs Under External Subscription	1,948	1,240
ARR[4]	~$43M	~$21M

[4]	ARR as of the last day of the respective month is calculated by multiplying the daily revenue generated from all contractually obligated GPU orders on that specific day by 365. This metric provides an annualized view of the revenue run-rate based on active contracts at the end of the reporting period.

●	AI Cloud Operations: Maintained strong growth momentum with high GPU utilization driven by robust GPU demand and AI agent workloads, while a shift toward more mid-to-long-term contracts has improved revenue visibility and cash flow stability.

●	Model Studio Evolution: Successfully rebuilt Model Studio into a unified, high-performance platform that now supports over 50 leading open-source models, enabling enterprises to deploy everything from basic inference to advanced multimodal applications.

●	Agentic AI & NVIDIA Ecosystem: Expanded capabilities into agentic AI by integrating with the NVIDIA NemoClaw platform, providing secure, enterprise-grade environments for executing complex, multi-step workflows and cross-system orchestration.

●	Strategic Market Engagement: Strengthened global brand presence and generated incremental business opportunities through the showcase of integrated AI solutions at the NVIDIA GTC conference.

Infrastructure Summary Site		(MW) Capacity	Energization Timing[5]	Planned Usage	Construction Update
Online Electrical Capacity:

1)	Rockdale, TX	563	Online	Crypto to Colocation / AI Cloud

2)	Knoxville, TN – phase 1	37	Q4 ’26	Crypto to AI Cloud	Phase 1 AI data center conversion design work initiated, targeting to complete by Q4 ’26.

3)	Knoxville, TN – phase 2	49	Q1 ’27

4)	Wenatchee, WA	13	Q4 ’26	Crypto to AI Cloud	AI data center design documents and building permit application submitted for approval. Core equipment is being delivered in succession; we plan to begin with a GB300 cluster. Dismantling of the crypto mining datacenter started in March 2026. Completion targeted Q4 ’26.

5)	Molde, Norway	84	Online	Crypto and in early assessment of converting to AI Cloud

6)	Tydal, Norway – phase 1	50	Q4 ’26	Crypto to Colocation	Planning and design continue to advance. Orders for critical long-lead equipment have been placed to support the targeted project timeline for completion around the end of 2026.

7)	Tydal, Norway – phase 2	175	Q4 ’26		Engaged Data Center Installations AS as Bitdeer’s design and construction partner for Tydal AI datacenter conversion.

8)	Gedu, Bhutan	100	Online	Crypto

9)	Jigmeling, Bhutan	500	Online	Crypto

10)	Oromia Region, Ethiopia	50	Online	Crypto	Construction of the 50 MW site has been completed and energized, with ongoing energization in phases driven by SEALMINER deliveries.

11)	Massillon, OH	121	Online	Crypto	121 MW currently online. 26 MW in two fire-damaged buildings expected to be rebuilt and energized by the end of Q3’ 26. Remaining 74 MW is expected to be energized in phases during Q2 ’26.

12)	Cyberjaya, Malaysia[6]	2	Online	AI Cloud

Online Electrical Subtotal:		1,744

Pipeline Electrical Capacity:

1) Massillon, OH	74 / 26	Q2 ’26 / Q3 ’26	Crypto	Reconstruction of the two fire-damaged buildings is currently underway. We anticipate that the total reconstruction cost will be almost fully recovered through the supplier’s insurance coverage.

2) Clarington, OH	570	To be updated	Colocation	570 MW of power under contract with a local utility. Timing of power availability and construction may be affected by ongoing legal proceedings filed by a neighboring company, American Heavy Plate Solutions, LLC., which is under extensive influence from MHR, a New York based PE firm founded by Mark H. Rachesky. Design and other preparation work continues.

3) Niles, OH	300	Q4 ’28	Colocation / AI Cloud	300 MW grid-interconnected development site, with target energization in Q4 ’28. The project includes 41.8 acres of owned land and a transmission line extension agreement with a local utility company.

4) Rockdale, TX	179	2026	Colocation / AI Cloud	In Planning

5) Fox Creek, Alberta, Canada	101	Q2 ’27	Crypto	101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. Assessing current design potential to accommodate future AIDC requirements.

6) Cyberjaya, Malaysia[6]	9.5	Q4 ’26	AI Cloud	In Progress

Pipeline Electrical Subtotal:	1,259.5

Total Global Electrical Capacity:	3,003.5

[5]	Indicative timing for completion of power. All timing references are to calendar quarters and years.

[6]	Capacity under lease arrangement

Upcoming Conferences and Events

●	May 20 - 21, 2026: B. Riley Securities 26th Annual Investor Conference

●	May 27, 2026: Benchmark / StoneX Digital Asset Summit

●	June 23, 2026: Northland Capital Markets Growth Conference - Virtual

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, and Ethiopia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com